Exhibit 24(b)2

Moses H. Feagin Executive Vice President, Chief Financial Officer & Treasurer	600 North 18th Street Post Office Box 2641 Birmingham, Alabama 35291 Tel 205 257 1000

March 13, 2023

Daniel S. Tucker and Melissa K. Caen

Mr. Tucker and Ms. Caen:

As an officer of Alabama Power Company, I hereby make, constitute, and appoint you my true and lawful Attorney in my name, place, and stead, to sign and cause to be filed with the Securities and Exchange Commission the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2023, June 30, 2023 and September 30, 2023 and any necessary or appropriate amendment or amendments to such reports or to the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, such reports or amendments to such reports to be accompanied in each case by any necessary or appropriate exhibits or schedules thereto.

Yours very truly,

/s/Moses H. Feagin

Moses H. Feagin